SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A11	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
2,100,718
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A11	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
2,100,718[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

2 Mrs. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Mrs. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A11

This constitutes Amendment No. 11 (the “Amendment No. 11”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 11 is to report that TAR SITO LendCo LLC (“TAR LendCo”) - - the senior secured lender of the Issuer - - and TAR Holdings, LLC (“TAR Holdings” and, together with TAR LendCo, “TAR”) - - the largest stockholder of the Issuer - - are shocked to learn of the disturbing allegations set forth in the letter (the “July 27 Letter”) that two members of the Board sent to the remaining members of the Board on July 27, 2017. As TAR has repeatedly stated, TAR believes that the current Board and members of management of the Issuer are not competent to manage the Issuer’s business. The troubling contents of the July 27 Letter make clear that TAR’s concerns are well founded and should be of serious concern to the Issuer’s stockholders. Certainly, if the allegations made in the July 27 Letter are true - - that a 4-member faction of the Board has emerged, and is now excluding two other directors from the Issuer’s decision-making process by failing to give them proper notice of proposals and consider their input at Board meetings - - TAR believes that this 4-member faction, and the counsel advising them, are in serious breach of their legal and ethical obligations to the Issuer, its stockholders and fellow directors. Furthermore, the July 27 Letter suggests a profound betrayal of the Issuer’s stockholders, who just two months ago delivered their written consents to elect a new Board on the promise that the Issuer and its new Board would adopt sound corporate governance principles and consider the best interests of stockholders. The Board must conduct themselves in accordance with their fiduciary duties (including involving the entire Board in all decision-making processes). Due to the foregoing allegations and the Board’s recent approval of exorbitant Compensation Packages, TAR believes that the immediate resignation of the 4-member faction of the Board is necessary and appropriate at this time in order for the Issuer to correct its course.

As TAR has previously noted, TAR believes that members of the current Board and management of the Issuer are incompetent to manage the Issuer and have significant conflicts with respect to the Issuer and its business. Among other things, TAR believes that Brent Rosenthal, the Chairman of the Board, has serious conflicts of interest resulting from, for example, Mr. Rosenthal’s service on the board of directors of comScore, Inc., which TAR understands is a direct competitor of the Issuer. In fact, TAR believes that Mr. Rosenthal’s conflict of interest and relationship with comScore may have already led Mr. Rosenthal to favor comScore over the Issuer in connection with various contracts, including comScore’s collaborations with xAd4 and Tru-Optik,5 each of which were entered into while Mr. Rosenthal was a member of the Issuer’s Board. Additionally, Mr. Rosenthal, while chairman of comScore’s audit committee, presided over comScore’s continued failure to hold an annual meeting for over two (2) years and failure to release audited financial statements over the same period, leading a significant shareholder, Starboard Value LP, to initiate litigation against the company.6 These particular legal and ethical violations further evidence Mr. Rosenthal’s lack of transparency and concern for the best interests of the Issuer’s stockholders. Moreover, Mr. Rosenthal has demonstrated a profound inability to govern public companies adequately. By way of example only, Mr. Rosenthal has presided over a more than 40% decline in the stock price of RiceBran Technologies during his tenure as chairman of RiceBran’s board of directors (after being installed by Stephen Baksa, RiceBran’s third (3rd) largest stockholder). Mr. Rosenthal lacks the experience or, apparently, the ethics necessary to manage a public company’s business effectively.

In addition, TAR is aware of a letter (the “CEO Letter”) from Mr. Thomas Pallack, the current CEO of the Issuer, addressed to the Issuer’s stockholders, that contains various unfounded and inaccurate statements. Among other things, the CEO Letter states that Mr. Pallack is wholly responsible for the Issuer’s recent entry into a material contract by the Issuer. TAR, however, understands that the negotiation and entry into such agreement on behalf of the Issuer was in the process for a number of months, long before Mr. Pallack was installed as CEO by the current Board. In addition, TAR questions the veracity of the statements made in the CEO Letter regarding Mr. Pallack’s impact on the success of Oracle Corporation. Mr. Pallack may well be a competent salesman, but TAR seriously questions whether he has shown the experience or aptitude to govern a successful public company. Remarkably, it is also TAR’s understanding that Mr. Pallack has no intention to relocate to New Jersey, where the Issuer’s corporate headquarters are located. In addition to making it difficult for Mr. Pallack to properly observe his duties as the Issuer’s CEO, his apparent refusal to move to New Jersey would cause the Issuer to take on unnecessary costs and burdens in arranging travel, room and board for Mr. Pallack and his team. In light of these concerns, as well as the additional misconduct described in the July 27 Letter, TAR believes that the immediate resignation of Mr. Pallack as the Issuer’s CEO and certain other members of the Issuer’s new management team is necessary and appropriate at this time.

4 See https://www.mediapost.com/publications/article/278987/xad-teams-with-comscore-for-mobile-attribution-sol.html.

5 See http://www.prweb.com/releases/2017/07/prweb14530244.html

6 See https://www.bloomberg.com/news/articles/2017-07-25/starboard-takes-stake-in-comscore-sues-to-force-annual-meeting.

TAR continues to believe that the Compensation Packages recently approved by the Board are egregious, non-market, and not in the best interests of the Issuer and its constituents. Further, none of the recipients of such exorbitant Compensation Packages have any track record of effectively managing public companies. TAR believes that the terms of the Compensation Packages demonstrate that members of the Board and management are acting to further their individual interests at the expense of the Issuer’s stockholders.

Further, and as set forth in TAR’s prior 13D Amendments, TAR believes that various defaults and events of default have occurred and are continuing under the Secured Note and the Loan Documents. After the proceeds from the Issuer’s recently closed equity offering are used to pay down the principal, interest and fees on the Secured Note, as the Issuer has stated it would do, the Issuer will still have outstanding obligations to TAR under the Loan Documents, including, but not limited to, a covenant to monetize its patents. In addition to the defaults previously asserted by TAR, TAR believes that the payment by the Issuer of significant legal fees and expenses of Pepper Hamilton LLP, incurred as counsel for Stephen Baksa in connection with his proxy contest, also constitutes a default under the Loan Documents and evidences both a clear conflict of interest for Pepper Hamilton as well as a waste of corporate funds by the Issuer. As to Pepper Hamilton’s role here, the Reporting Person also questions whether the Issuer and the Board retained independent counsel to review the propriety, under the circumstances, of such significant payment to Pepper Hamilton for its representation of Mr. Baksa during the proxy contest. Similarly, TAR believes it is important to consider whether Pepper Hamilton advised the Board as to the permissibility, specifically with regard to their fiduciary duties to the Issuer and its stockholders, of excluding two directors from its deliberative process by failing to provide proper notice of material Board decisions, as alleged and suggested in the July 27 Letter. TAR submits that, if the allegations set forth in the July 27 Letter and described above are true, Pepper Hamilton cannot represent the Issuer in an appropriate manner and should resign as Issuer counsel immediately.

Moreover, and as set forth in TAR’s prior 13D Amendments, TAR believes that the refusal of the Issuer’s Board and management to take available and necessary steps to avoid a default under the Secured Loan, the apparent inability of the Board and management to operate the Issuer’s business appropriately, and the misalignment of the Board’s and management’s interests from those of the Issuer’s stockholders, demand that the Board should promptly and diligently consider pursuit of a sale of the Issuer and the Issuer’s business or assets to avoid a destruction of value, and proceeds related to any such sale (over existing liabilities) should be distributed to the Issuer’s stockholders.

TAR LendCo and TAR Holdings expressly reserve all of their respective rights to take any actions necessary and appropriate to protect their interests (including, among other things, (i) foreclosing on the collateral securing the Secured Loan, and (ii) commencing suit against members of the Board and management for breach of their fiduciary duties).

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017

TAR Holdings LLC

By:      /s/ Karen Singer
Name: Karen Singer
Title:   Member